SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 23)

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,060,458
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,060,458
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,060,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%[a]
14.	TYPE OF REPORTING PERSON OO

a This calculation is based upon 27,363,750 shares of the common stock, without par value, of Agilysys, Inc., a Delaware corporation (the “Issuer”), outstanding as of February 1, 2024, as set forth in a prospectus supplement dated February 14, 2024 to the Issuer’s shelf registration statement on Form S-3ASR which became effective upon filing with the Securities and Exchange Commission on September 15, 2023.

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7.	SOLE VOTING POWER
9,580

8.	SHARED VOTING POWER
2,398,534
9.	SOLE DISPOSITIVE POWER
9,580

10.	SHARED DISPOSITIVE POWER
2,398,534
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
2,408,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%[a]
14.	TYPE OF REPORTING PERSON IN

a This calculation is based upon 27,363,750 shares of the common stock, without par value, of Agilysys, Inc., a Delaware corporation (the “Issuer”), outstanding as of February 1, 2024, as set forth in a prospectus supplement dated February 14, 2024 to the Issuer’s shelf registration statement on Form S-3ASR which became effective upon filing with the Securities and Exchange Commission on September 15, 2023.

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,060,458
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,060,458
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,060,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%[a]
14.	TYPE OF REPORTING PERSON PN

a This calculation is based upon 27,363,750 shares of the common stock, without par value, of Agilysys, Inc., a Delaware corporation (the “Issuer”), outstanding as of February 1, 2024, as set forth in a prospectus supplement dated February 14, 2024 to the Issuer’s shelf registration statement on Form S-3ASR which became effective upon filing with the Securities and Exchange Commission on September 15, 2023.

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Distressed Debt Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[a]
14.	TYPE OF REPORTING PERSON PN

a This calculation is based upon 27,363,750 shares of the common stock, without par value, of Agilysys, Inc., a Delaware corporation (the “Issuer”), outstanding as of February 1, 2024, as set forth in a prospectus supplement dated February 14, 2024 to the Issuer’s shelf registration statement on Form S-3ASR which became effective upon filing with the Securities and Exchange Commission on September 15, 2023.

This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended, including most recently amended by Amendment No. 22 thereto filed with the SEC on January 16, 2024 (“Amendment 22,” and collectively as so amended through Amendment 22, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership (“MAK CDD Fund” and together with MAK Fund, the “Selling Stockholders”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK Fund and MAK CDD Fund, the “Reporting Persons”).

ITEM 4.	PURPOSE OF TRANSACTION

On February 14, 2024, MAK Capital, the Selling Stockholders, the Issuer and BTIG, LLC, as underwriter (the “Underwriter”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell 867,729 shares of Common Stock to the Underwriter at a price of $82.59 per share. The shares of Common Stock were sold for the Selling Stockholders for portfolio management purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) is amended as follows:

The ownership percentages are calculated based on 27,363,750 shares of Common Stock outstanding as of February 1, 2024, as set forth in a prospectus supplement dated February 14, 2024 to the Issuer’s shelf registration statement on Form S-3ASR which became effective upon filing with the Securities and Exchange Commission on September 15, 2023.

(a)	As of February 16, 2024:

(i)	MAK Capital holds 2,060,458 shares of Common Stock, representing 7.5% of the outstanding shares of Common Stock;

(ii)	Mr. Kaufman holds 2,408,114 shares Common Stock, representing 8.8% of the outstanding shares of Common Stock;

(iii)	MAK Fund holds 2,060,458 shares of Common Stock, representing 7.5% of the outstanding shares of Common Stock; and

(iv)	MAK CDD Fund holds 0 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

Each of MAK Fund and MAK CDD Fund shares voting power and investment power with MAK Capital and Mr. Kaufman.

The information contained in rows 7 to 11 on each of the cover pages is incorporated by reference in its entirety.

Item 5(c) is amended as follows:

The transactions effected by the Reporting Persons are set forth on Schedule A hereto which is incorporated herein by reference in its entirety.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Securities of the Issuer.

On November 3, 2023, the Issuer, acting through its board of directors, in accordance with Section 10(c) of its Certificate of Designation of 5.25% Series A Convertible Preferred Stock (“Convertible Preferred Shares”) of which 1,735,457 shares were then outstanding and all of which were held by the MAK Fund and MAK CDD, delivered a notice of mandatory conversion irrevocably exercising its right to cause the mandatory conversion of the Convertible Preferred Shares (“Mandatory Conversion”) into an equal number of shares of Common Stock (such shares, the “Conversion Shares”). Mr. Kaufman did not vote on or participate in the deliberations of the Issuer’s board of directors with respect to whether to exercise the Issuer’s right to exercise the mandatory conversion. The conversion was effective November 24, 2023 and the scheduled settlement was November 28, 2023.

On August 1, 2023, MAK Capital adopted a trading plan (the “2023 Trading Plan”) with BTIG, LLC intended to satisfy the affirmative defense set forth in Rule 10b5-1(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, to sell up to 867,728 shares of Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended; provided that no sales of shares of Common Stock under the plan could commence until the Issuer irrevocably exercised the Mandatory Conversion. The 2023 Trading Plan was terminated on January 19, 2024, after 867,728 Conversion Shares were sold thereunder.

On January 25, 2024, MAK Capital adopted another trading plan with BTIG, LLC (the “2024 Trading Plan”) also intended to satisfy the affirmative defense set forth in Rule 10b5-1(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, to sell up to 867,728 shares of Common Stock, whether Conversion Shares or other shares of Common Stock owned by the Selling Stockholders, in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended. No trading is permitted to occur under the 2024 Trading Plan until April 25, 2024 and the 2024 Trading Plan will terminate on November 1, 2024. A form of the trading 2024 Trading Plan is Exhibit 1 hereto and is incorporated herein by reference.

On February 14, 2024, MAK Capital, the Selling Stockholders, the Issuer and the Underwriter entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell 867,729 shares of Common Stock to the Underwriter at a price of $82.59 per share. The shares of Common Stock sold pursuant to the Underwriting Agreement are Conversion Shares and were sold by the Selling Stockholders for portfolio management purposes. The closing date of the transactions contemplated by the Underwriting is February 20, 2024. The Underwriting Agreement is Exhibit 2 hereto and is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 – Form of Rule 10b5-1 Transaction Plan dated January 25, 2024 between MAK Capital One L.L.C. and BTIG, LLC.

Exhibit 2 – Underwriting Agreement, dated February 14, 2024, among BTIG, LLC, Agilysys, Inc., MAK Capital Fund LP, MAK Capital Distressed Debt Fund I, LP and MAK Capital One L.L.C., which is incorporated by reference to Exhibit 1.1 to Agilysys, Inc.’s Current Report on Form 8-K filed on February 15, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: February 16, 2024

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL DISTRESSED DEBT FUND I, LP

By: MAK DDF-1 GP, LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

SCHEDULE A

RECENT TRANSACTIONS

The following transactions on the open market in the shares of Common Stock were effected by the Reporting Persons since January 15, 2024, the date immediately prior to the date of the Reporting Persons’ last amendment of this Schedule 13D (with the reported price per share being a weighted average):

Date Sold	Shares Sold	Price Per share
1/16/2024	13,356	$ 75.0790
1/17/2024	32,958	$ 75.3912
1/18/2024	87,500	$ 77.6264
1/19/2024	14,426	$ 81.6909

Date Sold	MAK Fund Sold	MAK CDD Fund Sold
1/16/2024	11,072	2,284
1/17/2024	27,322	5,636
1/18/2024	72,538	14,962
1/19/2024	11,959	2,467

The following transaction pursuant to the Underwriting Agreement in the shares of Common Stock were effected by the Reporting Persons since January 15, 2024, the date immediately prior to the date of the Reporting Persons’ last amendment of this Schedule 13D (with the reported price per share being pursuant to the Underwriting Agreement):

Date Sold	Shares Sold	Price Per share
2/14/2024	867,729	$ 82.59

Date Sold	MAK Fund Sold	MAK CDD Fund Sold
2/14/2024	718,605	149,124

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